Filed Pursuant to Rule 424(b)(3)

Registration No. 333-253295

CNL STRATEGIC CAPITAL, LLC

SUPPLEMENT NO. 6 DATED JULY 18, 2024
TO THE PROSPECTUS DATED APRIL 22, 2024

We are providing this Supplement No. 6 to you in order to supplement our prospectus dated April 22, 2024 (as supplemented to date, the “Prospectus”). This supplement provides information that shall be deemed part of, and must be read in conjunction with, the Prospectus. Capitalized terms used in this supplement have the same meanings in the Prospectus unless otherwise stated herein. The terms “we,” “our,” “us” and “Company” refer to CNL Strategic Capital, LLC.

Before investing in our shares, you should read the entire Prospectus and this supplement, and consider carefully our investment objectives, risks, fees and expenses. You should also carefully consider the information disclosed in the section of the Prospectus captioned “Risk Factors” before you decide to invest in our shares.

The following disclosure supplements the Prospectus by adding a new subsection entitled “MAP Retirement” under the section “Our Portfolio” which first appears on page 100 of the Prospectus.

MAP Retirement

Overview. On July 18, 2024, we, through our wholly-owned subsidiary, MAP Strategic Capital EquityCo, LLC acquired an approximately 50.5% indirect equity ownership interest in Madison Retirement Holdings TopCo, LLC (“MAP”). Our total investment of $29.5 million in MAP is comprised of an indirect common equity interest investment of approximately $21.5 million and a concurrent debt investment of $8.0 million made through our wholly-owned subsidiary, MAP Strategic Capital DebtCo, LLC, in the form of a senior secured note issued by MAP. At the closing of the transaction, substantially all of the remaining MAP equity is owned by certain of the pre-closing members of MAP and management.

Company Overview. MAP Retirement is a third-party administrator of retirement plans. Serving small and mid-sized businesses across all 50 states, MAP provides customers with plan design and implementation, plan administration, compliance, fiduciary services and customized support to approximately 3,700 plans and 200,000 participants. Established in 1993, MAP has over 100 employees and is headquartered in Appleton, Wisconsin.

Investment Highlights. We believe that MAP is a provider of resilient, non-discretionary services to a large and growing industry. Over the period from December 31, 2014 through December 31, 2023, MAP has achieved a compound annual revenue growth rate of approximately 19.2% primarily driven by growth in customer count and revenue per plan. We believe that MAP has an attractive financial profile with the potential for high recurring revenue, strong EBITDA margins and high free cash flow conversion.

Growth Opportunities. We believe the following are key growth opportunities for MAP: (i) customer retirement plan and associated participant growth, (ii) enhance cross-sell opportunities across a broader customer base, (iii) expand regional and national sales and marketing efforts as scale of the business develops, and (iv) continue acquisition of strategic targets with new, complementary products/services.